Exhibit 99.1

TechCreate Group Ltd. Announces Closing of the Sale of the Option Shares

SINGAPORE, October 30, 2025 – TechCreate Group Ltd. (NYSE American: TCGL) (“TechCreate” or the “Company”), a technology consultancy and advanced software solutions provider specializing in payment solutions, cybersecurity, and digital services, today announced the closing of the offering (the “Offering”) of 382,500 class A ordinary shares, par value US$0.0002 per share pursuant to the underwriters’ exercise of their over-allotment option in full. The Company has received additional gross proceeds amounting to US$1.53 million before deducting underwriting discounts and other Offering expenses.

Cathay Securities, Inc. (“Cathay Securities”), a full-service broker/dealer, acted as the lead underwriter, and Revere Securities LLC (“Revere Securities”) acted as a co-underwriter, for the Offering. Sidley Austin LLP acted as U.S. legal counsel to the Company, and Ortoli Rosenstadt LLP acted as U.S. securities counsel to Cathay Securities and Revere Securities, in connection with the Offering.

The Offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-289030), as amended, previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on September 30, 2025. The Offering is being made only by means of a prospectus, forming part of the registration statement. A final prospectus relating to the Offering was filed with the SEC on October 15, 2025, and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus related to the Offering may be obtained, when available, from Cathay Securities, Inc., 40 Wall Street Suite 3600, NY, NY 10005 USA, by phone at +1 (855) 939-3888, or by email at service@cathaysecurities.com. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TechCreate Group Ltd.

TechCreate Group Ltd. is a Singapore-based payment software solutions provider. Founded in 2015, the Company delivers digital payment and infrastructure solutions to financial institutions, telecommunications, deposit insurance, and enterprises. TechCreate’s offerings include real-time payment systems, digital banking platforms, API management, cybersecurity, and cloud computing. Its proprietary Artificial Intelligence Real-Time Engine (AI-RTE) is designed to enable fast, secure, and efficient payment processing. For more information, visit https://www.techcreate.com.sg/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and TechCreate Group Ltd. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

TCGL@gateway-grp.com